Exhibit 99.1

Sun Life completes majority acquisition of Crescent Capital Group LP

TORONTO, LOS ANGELES, and WELLESLEY, Mass., Jan. 5, 2021 /CNW/ - Sun Life Financial Inc. ("Sun Life") (TSX: SLF) (NYSE: SLF) today announced the completion of its 51% majority stake acquisition of Crescent Capital Group LP ("Crescent"), a global alternative credit investment manager.

Headquartered in Los Angeles with offices in New York, Boston and London, Crescent has more than 180 partners and employees. Crescent has approximately US$29 billion in Assets under Management (approximately C$39 billion), as of September 30, 2020.

Crescent will form part of SLC Management, Sun Life's alternatives asset management business. The acquisition will extend SLC Management's solutions in alternative credit, which will benefit existing and prospective clients.

Founded in 1991, Crescent is one of the longest tenured credit managers in the industry and is a leading investor in mezzanine debt, middle market direct lending in the US and Europe, high-yield bonds and broadly syndicated loans.

As part of the transaction, Crescent's equity holders will retain carried interests in existing funds along with certain assets and their respective economics. The transaction has a put / call option that will allow the transfer of remaining interests by the end of 2026.

Crescent will continue to operate under its current leadership and will retain its individual brand, office locations and clients.

Crescent will continue as the investment adviser of Crescent Capital BDC, Inc. ("Crescent BDC," NASDAQ: CCAP), a business development company.

Investor Slides related to this announcement are available here.

Connect with Sun Life

https://www.facebook.com/SLFCanada
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https://twitter.com/SunLifeCA

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2020, Sun Life had total assets under management of $1,186 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About SLC Management
SLC Management is a global institutional asset manager that offers institutional investors traditional, alternative, and yield-orientated investment solutions across public and private fixed income markets, as well as global real estate equity and debt.

SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. ("Sun Life") under which Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate.

BentallGreenOak and InfraRed Capital Partners (InfraRed) are also part of SLC Management. BentallGreenOak is a leading, global real estate investment management advisor and a globally-recognized provider of real estate services. InfraRed is an international investment manager focused on infrastructure, managing equity capital in multiple private and listed funds, primarily for institutional investors across the globe.

As of September 30, 2020, SLC Management has assets under management of C$264 billion (US$198 billion).

For more information, please visit www.slcmanagement.com.

About Crescent Capital Group LP
Crescent is a global credit investment manager with approximately US$28 billion of assets under management. For nearly 30 years, the firm has focused on below investment grade credit through strategies that invest in marketable and privately-originated debt securities including senior bank loans, high yield bonds, as well as private senior, unitranche, and junior debt securities.  Crescent is headquartered in Los Angeles with offices in New York, Boston, and London and more than 180 employees globally. For more information about Crescent, visit www.crescentcap.com. However, the contents of such website are not and should not be deemed to be incorporated by reference herein.

About Crescent Capital BDC, Inc.
Crescent BDC is a business development company that seeks to maximize the total return of its stockholders in the form of current income and capital appreciation by providing capital solutions to middle market companies with sound business fundamentals and strong growth prospects. Crescent BDC utilizes the extensive experience, origination capabilities and disciplined investment process of Crescent.  Crescent BDC is externally managed by Crescent Cap Advisors, LLC, a subsidiary of Crescent. Crescent BDC has elected to be regulated as a business development company under the Investment Company Act of 1940. For more information about Crescent BDC, visit www.crescentbdc.com. However, the contents of such website are not and should not be deemed to be incorporated by reference herein.

Sun Life Media Relations Contact:	Sun Life Investor Relations Contact:
Rajani Kamath	Leigh Chalmers
Associate Vice-President	Senior Vice-President
Corporate Communications	Head of Investor Relations & Capital Markets
t. 416-979-6070	t. 647-256-8201
Rajani.kamath@sunlife.com	Investor.relations@sunlife.com

Crescent Capital Media Relations Contact:	Crescent BDC Investor Relations:
Bill Mendel	Daniel McMahon
Owner	Vice-President
Mendel Communications	Head of Public Investor Relations
t. 212-397-1030	t. 212-364-0149
bill@mendelcommunications.com	Daniel.mcmahon@crescentcap.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:10e 05-JAN-21